FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: July 15, 2003	James A. Ryan Chief Financial Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY

CRYPTOLOGIC SUBSIDIARY ANNOUNCES SETTLEMENT
IN U.K. PATENT CLAIM

July 15, 2003 (Toronto, ON) – William Hill, WagerLogic Ltd. and Dr. Julian Menashe announced today that they have reached a settlement in a U.K. patent claim. The terms of the settlement are confidential, but include an agreement that William Hill and WagerLogic Ltd., a subsidiary of CryptoLogic Inc., will license Dr. Menashe’s patented online gaming technology.

“We are pleased to have settled the claim,” said Bill Haygarth, Managing Director of E-Commerce for William Hill. “We can now focus exclusively on the growth of our Internet businesses.”

Lewis Rose, President and CEO of CryptoLogic Inc., added that its subsidiary is also pleased to reach an amicable agreement on terms favourable for all parties, and which will benefit WagerLogic’s current and future licensees.

When asked to comment on the settlement Dr. Menashe said “I am delighted that the matter has been resolved on terms fair to everyone concerned, avoids further expense and allows all parties to capitalize on the growth of the Internet gaming market.”

About William Hill (www.williamhill.co.uk)
Founded in England in 1934, William Hill has over 65 years’ experience of providing fixed odds bookmaking services for a wide range of sporting and other events through its licensed betting offices, over the telephone and, more recently, via the Internet, WAP-enabled mobile phones and Digital TV. William Hill also offers online casino and poker games to its worldwide customer base. William Hill shares are traded on the London Stock Exchange (symbol WMH).

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.2 million common shares outstanding (12.2 million shares on a diluted basis, based on the treasury method).

Tel (416) 545-1455        Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

For more information, please contact: At CryptoLogic, (416) 545-1455 Jim Ryan, Chief Financial Officer	At Argyle Rowland, (416) 968-7311 (media only) Daniel Tisch, dtisch@argylerowland.com Rajani Kamath, rkamath@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.